Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Robobuoy Inc.
2200 Hunt Street, Suite 203
Detroit, MI 48207
https://www.marksetbot.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Robobuoy Inc.
Address: 2200 Hunt Street, Suite 203, Detroit, MI 48207
State of Incorporation: DE
Date Incorporated: November 08, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives**

Time-Based

Friends and Family - First 14 days

Receive 15% bonus shares

Super Early Bird - Next 7 days

Receive 10% bonus shares

Early Bird Bonus - Next 3 days

Receive 5% bonus shares

Amount Based

Tier 1 perk ($500+)

Receive a set of four environmentally-friendly MarkSetBot reusable "solo" cups, plus stickers to deck out your car, laptop, etc.

Tier 2 perk ($1,000+)

Receive branded stickers, plus, the founders of MarkSetBot will personally make a 5% matching donation to support the non-profit Sailors for the Sea*, a world-wide ocean conservation organization. In addition, receive an environmentally-friendly reusable, stainless steel water bottle, laser-etched with MarkSetBot and Sailors for the Sea logos.

Tier 3 perk ($5,000+)

Receive branded stickers, an insulated vest embroidered with a MarkSetBot Investor Circle logo, and Investors' Circle VIP access to our annual meeting, happy hours, and other social events hosted by MarkSetBot throughout the year.

Tier 4 perk ($10,000+)

Receive 5% bonus shares, branded stickers, an insulated vest embroidered with a MarkSetBot Investor Circle logo, a recycled sail cloth cooler bag with embroidered MarkSetBot logo, and Investors' Circle VIP access to our annual meeting, happy hours, and other social events hosted by MarkSetBot throughout the year.

Tier 5 perk ($25,000+)

Receive 8% bonus shares, branded stickers, an insulated vest embroidered with a MarkSetBot Investor Circle logo, a Super Yacht Experience - a ride on a TransPac 52 or Great Lakes 70 sailboat during a race (transportation and housing to be provided by investor), Investors' Circle VIP access to our annual meeting, happy hours, and other social events hosted by MarkSetBot throughout the year.

Tier 6 perk ($50,000+)

Receive 12% bonus shares, branded stickers, an insulated vest embroidered with a MarkSetBot Investor Circle logo, VIP boat and Adrenaline Lounge access at your choice of a SailGP racing event anywhere in the world (transportation and housing to be provided by investor), and Investors' Circle VIP access to our annual meeting,

happy hours, and other social events hosted by MarkSetBot throughout the year.

** Sailors for the Sea, a 501(c)3 nonprofit organization, is the world's only ocean conservation organization that engages, educates and activates the sailing and boating community toward restoring ocean health. MarkSetBot's founders have committed to a personal donation equivalent to 5% of the investment funds raised at this level. Maximum donation of $5,000 will be made at the conclusion of the fundraising.*

*** Perks will be delivered after the close of the offering. Bonus share perks do not stack. Investors only get the highest number of bonus shares for which they qualify, not a combination of time-based and amount-based.*

<u>The 10% StartEngine Owners' Bonus</u>

MarkSetBot will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Robobuoy Inc. (d/b/a MarkSetBot), a technology company, is inventing products that are changing the sailboat race management part of the sailing industry by making racecourse setting:

- More accurate and fairer to competitors
- Environmentally friendly
- Less time consuming, and
- Better for everyone involved

Customers are attracted to MarkSetBot because their cool innovations are seen as the future of race management, which helps them:

• Run fairer races

• Saves money doing so, and

• Requires fewer volunteers to manage

We help people put on better races. We help competitors enjoy racing more.

MarkSetBot sells and services its products directly to customers plus they are building a worldwide network of distibutors who inventory and service products and dealers who sell products for the company or its distributors. Additionally, MarkSetBot is exploring other uses outside of the sailing world for it's autonomous water drone technology.

Robobuoy Inc. (d/b/a MarkSetBot) was initially organized as Robobuoy LLC in Michigan on January 22, 2020 and converted to Delaware corporation on November 8, 2021.

Competitors and Industry

Currently, four competitors are developing marks mimicking the MarkSetBot technology. However, MarkSetBot believes it has first to market advantage and remains the clear leader. We have vastly more on-the-water experience and more reliable technology, resulting in a superior product. Because our product has been on the market the longest, we also are at a point where we can innovate beyond the initial product offering.

RoboMark, Switzerland
Slower speed and shorter battery life

WaterSport Marks, Switzerland
Smaller profile and shorter battery life

Smart Mark, Germany
Molded fiberglass construction requires crane to launch and opens the door to liability for damage when boats run into the mark, which is a common occurence.

Lake Garda Buoy, manufactured by Focchi in Italy
Holds position, but a motorboat has to drop and retrieve it. Product is only available on Lake Garda in Italy.

The worldwide leisure marine market was estimated at over $110 billion in 2019, and the global leisure boat market is expected to expand at a CAGR of 4.3% to reach $51.37 billion by 2025.*

*Source: Udo Kleinitz, Secretary General of ICOMIA

Current Stage and Roadmap

In 2014, the first functional prototype was developed and was called Robobuoy®. In

2016, ProNav Marine of Houghton, Michigan and MarkSetBot teamed together to improve on the initial prototype. This led to a beta at 6 clubs in the summer of 2017 with production starting in 2018. Robobuoy still serves as the core technology behind MarkSetBot, which is among the only inflatable and fully remote-controlled sail mark available. In October 2020, we ran a first fully autonomous regatta using our latest sailing innovation, RaceOS™. Today, MarkSetBot is used to solve course setting problems and reduce setup time in sailing and watersports events worldwide.

140 Clubs worldwide have used Bots, and we have exceeded 8,000 Bot usage days early in the 4th quarter of 2021.

In order to maintain our leadership position, we will continue to: 1) innovate with new products, 2) improve existing products, 3) grow our distributor and dealer channels, making our products more accessible worldwide, and 4) continue to investigate mass-market uses for our patented water-based drone technology.

The Team

Officers and Directors

Name: Kevin Morin

Kevin Morin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Chairman of the Board
  Dates of Service: January 22, 2020 - Present
  Responsibilities: Visionary/Leader. Founder and and designer of the MarkSetBot. Current salary is $105,000/year.

Other business experience in the past three years:

- **Employer:** Macro Connect
  Title: Founder and CTO (Advisory Role)
  Dates of Service: November 23, 1997 - Present
  Responsibilities: Evaluation, adaption and implementation of technology tools, which helped run the business better.

Other business experience in the past three years:

- **Employer:** Global Vision Technologies
  Title: Director of Infrastructure
  Dates of Service: November 01, 2002 - March 30, 2021
  Responsibilities: Evaluation, adaption and implantation of technology tools, which helped run the business better. In his last five years, Kevin was primarily a coach to the leadership team involved in all aspects of the company.

Other business experience in the past three years:

- **Employer:** Hunt Street Station (Advisory Role)
  Title: Co-founder and Member
  Dates of Service: March 01, 2017 - Present
  Responsibilities: Strategic Direction

Name: Matthew Morin

Matthew Morin's current primary role is with Macro Connect. Matthew Morin currently services 10-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Treasurer, Secretary, and Director of External Affairs
  Dates of Service: January 22, 2020 - Present
  Responsibilities: Coordinating investment opportunities and advising the CEO. Matthew does not currently receive a salary for this work.

Other business experience in the past three years:

- **Employer:** Macro Connect
  Title: CEO
  Dates of Service: November 23, 1997 - Present
  Responsibilities: Visionary and Company Leadership

Other business experience in the past three years:

- **Employer:** Hunt Street Station
  Title: Co-founder and Member
  Dates of Service: September 29, 2016 - Present
  Responsibilities: Visionary and Company Leadership

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently continuing research and development of our products. Delays or cost overruns in future development of MarkSetBot and RaceOS and failure of the product to meet our performance estimates may be caused by, among other things,

unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We are in a competitive marketplace and are competing with companies who currently have products on the market and/or various respective product development programs. They may have better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or

products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Robobuoy was initially formed in January of 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Robobuoy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history. If you are investing in this company, it's because you think that MarkSetBot is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets as well as two full patents and one PTA patent pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Robobuoy or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider

to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Robobuoy could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kevin Morin	4,486,678	Common Stock	44.9
Matthew Morin	4,486,678	Common Stock	44.9

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Right of First Refusal.

No stockholder shall Transfer any of the shares of stock of the corporation, except by a Transfer which meets the requirements set forth in this Section 37, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(a) If the stockholder desires to Transfer any of his or her shares of stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For 30 days following receipt of such notice, the corporation shall have the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 38 of these Bylaws, within the sixty-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this Bylaw in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the right of first refusal in paragraph (a) of this

Section:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution shall be conducted in the manner set forth in this Bylaw;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A stockholder's Transfer of shares of Preferred Stock of the corporation (or any shares of Common Stock issued upon conversion thereof);

(7) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(8) A Transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there shall be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(g) The provisions of this Bylaw may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any Transfer, or purported Transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this Bylaw are strictly observed and followed.

(i) The foregoing right of first refusal shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j) The certificates representing shares of Common Stock of the corporation that are subject to the right of first refusal in paragraph (a) of this Section shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k) To the extent this Section conflicts with any written agreements between the Company and the stockholder attempting to Transfer shares, such agreement shall control.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings

dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,973,356
  Use of proceeds: Initial formation shares, par value
  Date: November 02, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,026,644
  Use of proceeds: Equity Incentive, negligible amount raised
  Date: November 02, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year for Year 1 (2020) was $93,848. Revenue was greatly affected by the COVID-19 pandemic. Many of our clients worldwide were shut down due to bans on gatherings and events.

Year 2 (2021) has seen a drastic improvement in revenue and overall business activity. The first quarter of 2021 produced more revenue than all of 2020. While we had already achieved 360% growth over 2020 numbers by 9/30/2021, as a physical products business, our sales will need to continue to increase substantially for us to attain profitability. Based on the traction that we have gotten in the marketplace, including positive press and worldwide awareness, we expect growth to continue at a brisk pace in 2022.

Cost of Sales

2020 cost of sales was $33,430. As of 9/30/2021, cost of sales is $216,203.

Gross Margins

2020 gross profit was $60,418. As of 9/30/2021, gross profit is $129,916.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development. Expenses in 2020 were $166,096. As of 9/30/2021, expenses were $295,616. Due to the increase in business, we've added two full-time associates to the team, as seen in the increased payroll expenses.

Historical results and cash flows:

The results and cash flows of the 2020 fiscal year are not a good representation of what to expect in the future. The COVID-19 pandemic greatly impacted expected growth through our first year, and Year 2 (2021) has already seen a drastic improvement.

Cash needs have been covered by the owners' own investments into the company along with any revenue generated. In the future, we intend to sell equity in the company and have recently applied for a line of credit to utilize if funds are low.

2021 has seen long lead-times on inventory shipping from China and other countries, and therefore, we've been purchasing more than what is immediately needed, which led to strain on our cashflow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 11/02/2021, cash on hand at Chase Bank is $44,308.

We have a 5 year revolving line of credit with a 10 year term and a 10 year amortization with Credit Union One through the SBA for $350,000. $150,000 has been withdrawn from this line to support operations.

Going forward, if cash is needed, the owners will invest their own funds or leverage the line of credit, which has a very favorable interest rate of 3.75%. This rate floats based on the Wall Street Journal Prime rate plus .50%.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to our ability to grow the company by ensuring we can manufacture and provide the supply for expected future demand. The funds will also help us build the capacity of our team, which will be crucial for the growth of the company.

Our Principal Shareholders may also continue to provide either equity infusions or loans to the Company, if necessary.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary for long-term viability of the Company. If we raise our maximum funding goal for this Reg CF campaign, this will constitute approximately 65% of our current funding.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise our minimum funding goal, the company will still continue as a going concern, but our founders will need to continue to contribute cash to the company until it reaches profitability or another form of fundraising is attained. This is based on our 2021 year-to-date profit and loss statement as well as our forward looking financial model. Our monthly burn rate is about $20,000/month. At this current burn rate, the company can sustain operations for 12 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If we reach our maximum funding goal, our runway without any addition cash infusions should be at least 18 months with subsequent increase in our monthly burn rate. The fundraising will accelerate our growth, but it will also increase our costs of goods and expenses. We based this on our 2021 year-to-date profit and loss statements as well as our longer term financial projections, which take into account both increased expenses and revenues.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will consider pursing additional future capital raises through the sale of equities or some other instrument, but we don't currently have any plans for this. It is possible that this round of funding will be sufficient to achieve our required growth.

Indebtedness

- **Creditor:** Credit Union One and the SBA
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: October 15, 2031
  The debt is interest only for the first five years. At that point, the amount owed becomes fixed and payments that include principal and interest will be required for the next five years.

- **Creditor:** American Express
  Amount Owed: $20,082.57
  Interest Rate: 0.0%
  Maturity Date: November 30, 2021
  This is a revolving balance that is paid off each month, which is why there is no interest rate. This is the amount due as of 11/17/2021, but the balance varies day to day.

Related Party Transactions

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

MarkSetBot came up with its pre-money valuation based on an analysis of multiple factors and models.

Factors that weighed heavily in our calculations included:

· Our product exists in a vertical, autonomous mobile robotics, that regularly commands revenue multiples of more than 20X in both valuation calculations and acquisitions.

· We have two patents already awarded on our technology and have a second PCT patent pending.

· Our technology is fully functional and in production. It has been in active use globally (15 countries) since 2017, and we have built an international distribution/dealer network.

· Our product has been used at the highest levels of the sport of sailing including with SailGP for several years.

· Revenue grew 52% from 2019, when the company was operating as a part of Macro Connect, to 2020 despite the global pandemic that cancelled many of the events and closed many of the venues that rely on our product.

· As of 9/30/2021, year-to-date revenue was already more than 360% of 2020 revenue.

· We launched our Bot as a Service platform in 2021 to build our recurring revenue streams. Eventually, we expect 75% of our revenue to come from BaaS engagements.

· We believe there are multiple global industries including transportation, entertainment, and public health that can make use of the technology we are refining through the rigors of the sailboat racing environment.

· Our founders have built and, in some cases, sold, successful businesses in four different industries and they have invested over $1,500,000 of their own time and money to grow MarkSetBot to this point.

To get to our valuation, we considered the cost-to-duplicate, market multiple, and valuation by stage models. Leaning heavily on the market multiple method, we settled on our valuation using a multiple of 20X on projected 2021 revenue of $500,000. This decision was based on the factors above, the valuations of similar, product-based, companies in various crowdfunding portals (including StartEngine), general market research, and our projections for future cashflows.

The Company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of stock with shares outstanding and no preferred stock, outstanding options, warrants,or other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  As the Bot as a Service model continues to grow, we will need to have sufficient capital resources to purchase and build the bots that will be used to drive ongoing, recurring revenue.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  20.0%
  While MarkSetBot has the first mover advantage in this market and has the most advanced product, we need to continue investing to maintain that advantage. Key investments will include filing for further intellectual property to better protect our product, designing solutions to break our dependence on proprietary motor products, and continuing to improve durability and reliability of all components.

- *Company Employment*
  30.0%
  We have three key roles to fill in the next 12 months including 1-2 additional salespeople, a Director of Operations/COO, and a product engineer. These funds will be used to recruit, hire, and retain all of these resources.

- *Inventory*
  30.0%
  We will be able to access significant economies of scale by increasing purchase quantities. This could improve our profit margins significantly. It will also help us to make sure that product is available as soon as a customer is ready to make a purchase. Finally, it will help insulate us from some of the unreliability of the global supply chain.

- *Working Capital*
  16.5%
  As the Bot as a Service model continues to grow, we will need to have sufficient capital resources to purchase and build the bots that will be used to drive ongoing, recurring revenue.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.marksetbot.com/ (We will create a page located at: htts://marksetbot.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/marksetbot

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Robobuoy Inc.

[See attached]

ROBOBUOY, LLC DBA MARKSETBOT

FINANCIAL STATEMENTS
FROM INCEPTION (JANUARY 22, 2020) YEAR ENDED DECEMBER 31, 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Robobuoy, LLC DBA Marksetbot
Detroit, Michigan

We have reviewed the accompanying financial statements of Robobuoy, LLC DBA Marksetbot (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the period from Inception (January 22, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 15, 2021
Los Angeles, California

As of December 31,	2020
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ 95,558
Account receivables, net	21,804
Inventories	192,925
Prepaids and other current assets	2,663
Total current assets	**312,949**
Total assets	**$ 312,949**
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities:	
Account payables	$ 2,080
Credit card	9,065
Total current liabilities	**11,145**
Total liabilities	**11,145**
MEMBERS' EQUITY	
Members' equity	301,804
Total members' equity	**301,804**
Total liabilities and members' equity	**$ 312,949**

See accompanying notes to financial statements.

ROBOBUOY, LLC DBA MARKSETBOT
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception date (January 22, 2020)		**December 31, 2020**
(USD $ in Dollars)		
Net revenue	$	93,848
Cost of goods sold		33,430
Gross profit		60,418
Operating expenses		
General and administrative		137,342
Sales and marketing		31,739
Total operating expenses		169,081
Operating income/(loss)		(108,663)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(108,663)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(108,663)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception date (January 22, 2020)	**$ -**
Members contribution	**$ 410,467**
Net income/(loss)	(108,663)
Balance—December 31, 2020	**$ 301,804**

See accompanying notes to financial statements.

ROBOBUOY, LLC DBA MARKSETBOT
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of Inception (July 23, 2020)		December 31, 2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(108,663)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Account receivables, net		(21,804)
Inventories		(192,925)
Prepaids and other current assets		(2,663)
Account payables		2,080
Credit card		9,065
Net cash provided/(used) by operating activities		**(314,909)**
CASH FLOW FROM FINANCING ACTIVITIES		
Members contribution		410,467
Net cash provided/(used) by financing activities		**410,467**
Change in cash		95,558
Cash—beginning of year		-
Cash—end of year	**$**	**95,558**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Robobuoy, LLC DBA Marksetbot was formed on January 22, 2020 in the state of Michigan. The financial statements of Robobuoy, LLC DBA Marksetbot (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Detroit, Michigan.

MarkSetBot, a technology company, is inventing products that are just beginning to disrupt the sailboat race management part of the sailing industry by making racecourse setting more accurate and fairer to competitors, environmentally friendly, less time consuming, and better for everyone involved.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to parts and finished goods which are determined using an FIFO method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its final products to the customers.

Cost of sales

Costs of goods sold include the cost of finished goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period from inception to year ended December 31, 2020 amounted to $31,739, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 15, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020
Finished goods	132,763
Parts	60,163
Total Inventories	**$ 192,925**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,		2020
Prepaid Insurance		2,663
Total Prepaids Expenses and other Current Asse	**$**	**2,663**

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Kevin Morin	50.0%
Matthew Morin	50.0%
TOTAL	**100.0%**

6. RELATED PARTY

There are no related party transactions

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through October 15, 2021 the date the financial statements were available to be issued.

On October 12, 2021, the company was granted an SBA Express Line of Credit in the amount of $350,000 by Credit Union One. The loan bears an interest rate of Floating at WSJ Prime plus 0.50% (WSJ Prime is currently 3.25%) and matures after 10 years.

The company is planning to convert from LLC into C Corporation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. As of December 31, 2020, the Company has a net operating loss of $108,663, an operating cash flow loss of $314,909 and liquid assets in cash of $95,558, which is less than a year worth of cash reserves. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

MarkSetBot

There's A Better Way


MARKSETBOT
THE FUTURE OF RACE MANAGEMENT

Website · Detroit, MI · SPORTS

$0.00 raised

0 Investors	**$10M** Valuation
$1.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

We are a robotics company that is positioned to disrupt the marine industry, starting with sailboat racing and poised to move into other aquatic use applications. Our robotic buoys are self-propelled and use GPS technology to zero in on a specific location and anchorlessly hold position until instructed to move. With a user-friendly mobile app, easy assembly, and effortless routing and repositioning, we believe we are transforming the way sailboat races are run. The sailing industry is our immediate focus and there's a compelling market for our product. Looking forward, our patented technology – the ability to deploy, operate, and monitor fleets of aquatic drones – has applications in many other verticals and we're primed to license to these industries.

Reasons to Invest

- **We have a track record of execution.**

Our team has a proven record of starting, growing and selling successful businesses. Our expertise is in designing and delivering technology-based solutions to complex problems. Each member of our leadership team has more than 20 years of entrepreneurial experience, and we have structured all of our companies with the same proven methodology for running successful ventures.

- **There's a buzz about MarkSetBot.**

We have interest from the pinnacle of sailing. MarkSetBot is used regularly at major international sailing championships, and our momentum within the highest professional sailing circuits is growing. Historically, the sailing industry has embraced advancing technology and we have partnerships in place with key industry leaders to spur adoption at all levels of the sport. These partnerships generally take the form of an integration of a company's product into our app and access to their code to do so.

- **We have traction, and tremendous untapped market potential.**

Our patented technology is in production, proven on the water, and used around the world. Even still, there is significant growth opportunity within the worldwide leisure marine market which exceeded $110 billion dollars in 2019. To reach that mark, we have an established international dealer network, now in eight countries on four continents.

- **Application of our tech reaches far beyond sailing.**

Our core technology—the ability to deploy, operate, and monitor fleets of aquatic drones—has applications in verticals ranging from security, to entertainment, to water quality testing and more. We have refined our technology through the rigors of sailboat racing (our personal passion), and are ready to license to larger industries.

OVERVIEW

Improving the Quality of Sailboat Racing


The future of sailing is here
The world's first robotic sail mark

MarkSetBot robotic buoys are used around the world for sailing races. It's an environmentally friendlier, cost-effective, simple-to-use and precise alternative to traditional buoys. In sailboat racing, boats sail courses that are marked by buoys, traditionally hand-set by groups of staff and volunteers in fleets of power boats. Before MarkSetBot, it required an inordinate amount of manpower and resources. Our technology provides a simple, more eco-friendly solution while also reducing the personnel involved and takes fossil fuels out of the equation. With our user-friendly mobile app, simple set-up and ease of use, we have found that MarkSetBot improves the quality of racing, cuts down on volunteers, saves money, lightens sailing's impact on the environment, and makes it easier to run great races.


An alternative to traditional sailing buoys
Self-propelled, battery powered
Environmentally friendly
GPS technology
No anchors required
Higher accuracy
More cost effective

THE PROBLEM

Managing sailing racecourses is a logistical nightmare


Existing races present a logistical nightmare

Sailboat racing is a multi-billion dollar industry and it's full of innovation and technology; high tech boat design, cutting edge weather monitoring, even the shoes sailors wear. But the entire racing experience depends on the unbelievably archaic and manual chore of setting and adjusting racing buoys (or marks) by hand. It's exhausting, time-consuming and environmentally unfriendly.

Competitive sailing races require well-set buoys. The buoys mark the course, and are placed in relation to the wind. Traditional mark-setting and race management requires a team of people manually placing and anchoring buoys. But it's not a "set it and forget it" system. A good racecourse needs constant adjustments. Different sized boats need varying length courses. When the wind shifts, and it frequently does, the mark-setting team needs to pull the anchored marks and reset the course. Often, this reset can happen more than a dozen times throughout a day of racing. In venues with deep water, like the Mediterranean with depths of more than 500 meters, this creates some major logistical challenges. It's frustrating and exhausting work for the mark-setting team, and slows down racing for the sailors.

Environmentally, traditional course-setting creates significant challenges. Races, from local, weeknight around-the-buoy races to the highest professional circuits, often require fleets of powerboats setting and adjusting marks, burning fossil fuels, and consuming volunteer resources. In deep water venues, this pollution is often compounded with marks set using line and cinder block anchors that are abandoned at the end of each day. Miles of line and piles of blocks at the bottom of the world's most beautiful lakes and oceans have left local governments and organizations scrambling to reconcile lost animal life and damaged ecosystems due to sailing practices.



Time
Lack of proper training for volunteers
Money
Clubs spend $5K+ per year on equipment expenses
Impact
Millions of gallons of fossil fuels produced

THE SOLUTION

Precise setup, environmentally friendly and cost-effective



Fully-electric, patented buoys powered for the whole day on a single charge
Lowered costs
Saved resources
Eco-friendly



MarkSetBot makes precise course setting simple. What once was arduous work, now can be accomplished with a quick tap on a mobile device. Our robotic buoys are self-propelled and use GPS technology to zero in on a specific location and hold position until instructed to move – no anchors needed. With easy assembly and effortless routing and repositioning, they are transforming the way sailboat races are run.

With MarkSetBot, all you need is a smartphone and you have total control of the racecourse. Just tap where you want the marks to go on our simple-to-use mobile app, and they quickly move into position. Our buoys provide perfect placement and easy, efficient repositioning via remote technology, even in high winds and waves.

MarkSetBot also lessens the environmental impact of sailboat races by reducing the amount of fossil fuel burning power boats needed to set a course, eliminating seabed-destructive anchors and drastically decreasing the number of people involved with regatta management. Our buoys are fully electric and will run for an entire race day on a single charge. Charging can even be accomplished via solar. In bolstering race committees' ability to run clean races, MarkSetBot makes no sacrifices on the quality of racing.

As a complement to our robotic buoys, we've built an ecosystem of products that help race committees run better races. From wind instruments and horn systems to 360-degree cameras and boat trackers, we've integrated add-on products into our hardware and software that provide incredible data and exciting features for race committees and racers. We call this line of products RaceOS. With our RaceOS integrations, we're advancing towards total AI-enabled race automation.


$350
Per month
Bot as a Service (BaaS) subscription


$7,750
Per MarkSetBot
A one-time purchase

Our Business Model

Today, we are designing, building and selling robotic buoys and other supporting technology, which assist sailboat race committees to conduct better races. We see this as revolutionizing the way races are managed around the globe. As a result, we make money in several ways:

Yacht clubs, sailing associations and federations acquire Bots through **Purchase; Bot as a Service (BaaS)**, our leasing model for perpetual ownership with regular hardware updates; or **Event Rental**, our highest margin option. With Purchase or BaaS, there are additional revenue streams from extended warranties and recurring software support and maintenance.

This business model allows us to generate revenue three times during a Bot's lifecycle:

Cycle #1 - New Bots are sold outright or leased through BaaS

Cycle #2 - Bots from Cycle #1 come back after BaaS or Purchase Trade Ins and are added into our Event Rental program

Cycle #3 - Bots from Event Rental are refurbished and sold as Used

Additionally, we sell component parts to distributors who build and sell MarkSetBots under license. We also sell add-on products within our RaceOS ecosystem.

Looking forward, we plan to license our marine robotic technology, the ability to deploy, operate and monitor fleets of aquatic drones, for use cases outside of the sailing industry.

OUR TRACTION

We're making a splash


Bot days on the water
Organizations and clubs

We've been making significant waves since we received our first patent in 2018. Since that time, we have filed two additional patents, recorded more than 8,360 days on the water and have been used by more than 140 clubs and organizations. MarkSetBot is used regularly at major international sailing championships, and our momentum within the highest professional sailing circuits is growing. We have partnerships in place with key industry leaders, plus an international dealer network, to spur adoption at all levels of the sport.

We have continually generated much higher revenue numbers since inception. At the end of Q1 2021, sales had already exceeded 2020 numbers. And we haven't stopped beating quarter over quarter performance since. In fact, MarkSetBot has already achieved 360% growth through Sept. 2021. Through economies of scale and improving distribution channels internationally, we expect our margins to grow by 10%.

Widespread Recognition

11TH HOUR RACING | SAILORS FOR THE SEA | World Sailing | SAILGP™

These revenue numbers are indicative of the widespread recognition MarkSetBot is receiving from industry leaders like World Sailing and 11th Hour Racing (2020 Sustainability Award Finalist) and Sailors for the Sea (Recommended Best Practice). Moreover, we have established partnerships with major sailing technology suppliers. We have benefited from press mentions from standout sailing publications like Sailing World, Yachting World, Scuttlebutt Sailing News, Yachts & Yachting, Sail-World, Seahorse Magazine and more. MarkSetBot is a partner of SailGP, a globally-televised, professional high-speed racing series, and we are currently developing a custom, super-sized buoy for the circuit.

THE MARKET

We believe our tech transcends boat racing


$110B
2019 global leisure marine market
9,000
Yacht clubs across the world

The sailing industry has been our initial focus and there's significant energy and opportunity for our product. But, our addressable market is much larger. **Our core technology is the ability to deploy, operate, and monitor fleets of aquatic drones.** We've refined our technology through the rigors of sailboat racing (our personal passion), and are ready to license to larger industries.


Potential Markets
Water testing
Weather stations
Search & rescue
Bridge scanning
BOT

Within the sailing industry, MarkSetBot leads the way in providing course-setting and race management solutions by bringing the power of technology and automation to race committees. Moreover, our team has vast on-the-water experience and our technology has shown to be more reliable than that of our few competitors. Because our product has been on the market the longest, we're at a point where we are innovating beyond our initial product offering to create an ecosystem of complementary tools and products, something our competitors do not offer. MarkSetBot has close partnerships with major sailing suppliers and key industry leaders to help spur adoption at all levels of the sport.

WHY INVEST

We evolved the mark


THERE'S A
BOTTER
WAY
MarkSetBot is more
RELIABLE

We believe MarkSetBot is the more sustainable, more reliable, more cost efficient form of the mark that the sailing world needs. Our patented technology is proving to be a premier race management tool, and the immediate market success and partnerships we have established give legitimacy to our bold claim that we can be the new face of sailing marks. We have the tech, team, and partnerships to generate potentially huge returns as our company continues to scale. Join us in the adventure to change the future of race management and become part of our team today!

2014 — MarkSetBot Prototype Developed
First functional prototype developed and called Robobuoy®

June 25, 2015 — Provisional US Patent
US Patent filed for a robotic buoy

August 16, 2015 — First Race
Prototype used in first race

August 24, 2017 — First Deliveries
First three Bots shipped to Arizona, California and Texas, USA

January 23, 2018 — US Patent approved
US Patent approved for robotic buoy

May 10, 2018 — First International Delivery
Delivery to Monaco

August 16, 2018 — Wind Instrument Added
Ultrasonic wind instrument integrated into app

June 21, 2019 — Bots Used at SailGP
Participated in 1st SailGP event - New York

January 31, 2019 — US Sailing Creativity Award
2018 National One-Design Creativity Award recipient

July 06, 2020 — 100th Organization Milestone
100th organization uses the MarkSetBot app

October 8, 2020 — Provisional Patent Filed
Provisional US Patent filed for an autonomous watercraft racecourse system (RaceOS)

October 9, 2020 — OCS Detection Added
On Course Side detection integrated into app

October 23, 2020 — 2nd Product Introduced - RaceOS
World's first fully-automated sailboat regatta takes place at Crescent Sail Yacht Club

November 19, 2020 — World Sailing Recognition
Named finalist for the World Sailing 11th Hour Racing Sustainability award

March 27, 2021 — GoPro Integration
GoPro MAX, 360-degree video, integrated into app

August 8, 2021 — 140th Organization Worldwide
140th organization worldwide used the app totaling 7,049 Bot Days on the water

July 22, 2021 — Bot #100 Milestone
Bot #100 manufactured and put into service

September 30, 2021 — 3rd Product Introduced - Grand Prix Bot
SailGP publicly announced Grand Prix Bot after custom Bot was demonstrated in Saint-Tropez France

October 8, 2021 — 2nd Patent Filed
PCT Patent (Patent Cooperation Treaty) filed for an autonomous watercraft racecourse system (RaceOS)

In the Press

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Meet Our Team



Kevin Morin

CEO & Chairman of the Board

Kevin is the founder and designer of the MarkSetBot. He built the first prototype in 2014 and now spends his time working on the latest and greatest developments while leading our team. Kevin has more than 20 years of experience leading successful software development teams. He has founded and managed four successful businesses alongside his brother, Matt. Kevin is an avid sailor and especially enjoys racing his Lightning "313".



Matthew Morin

Treasurer, Secretary, and Director of External Affairs

Matt is the co-founder of MarkSetBot. Together with Kevin, Matt has founded and led four successful businesses, including MarkSetBot; Macro Connect, an IT managed service provider; Hunt Street Station, a coworking space in a 120 year old police station; and Fountain Bistro, a fine dining restaurant that was sold at nearly 20X the initial investment. As a lifelong sailor and entrepreneur, he provides strategic direction and mentorship for the organization.

Matt's primary occupation is being the CEO of Macro Connect. He works 10-20 hours per week for MarkSetBot.

Offering Summary

Company	:	Robobuoy Inc.
Corporate Address	:	2200 Hunt Street, Suite 203, Detroit, MI 48207
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	10,000
Maximum Number of Shares Offered	:	1,070,000
Price per Share	:	$1.00
Pre-Money Valuation	:	$10,000,000.00

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives**

Time-Based

Friends and Family - First 14 days

Receive 15% bonus shares

Super Early Bird - Next 7 days

Receive 10% bonus shares

Early Bird Bonus - Next 3 days

Receive 5% bonus shares

Amount Based

Tier 1 perk ($500+)

Receive a set of four environmentally-friendly MarkSetBot reusable "solo" cups, plus stickers to deck out your car, laptop, etc.

Tier 2 perk ($1,000+)

Receive branded stickers, plus, the founders of MarkSetBot will personally make a 5% matching donation to support the non-profit Sailors for the Sea*, a world-wide ocean conservation organization. In addition, receive an environmentally-friendly reusable, stainless steel water bottle, laser-etched with MarkSetBot and Sailors for the Sea logos.

Tier 3 perk ($5,000+)

Receive branded stickers, an insulated vest embroidered with a MarkSetBot Investor Circle logo, and Investors' Circle VIP access to our annual meeting, happy hours, and other social events hosted by MarkSetBot throughout the year.

Tier 4 perk ($10,000+)

Receive 5% bonus shares, branded stickers, an insulated vest embroidered with a MarkSetBot Investor Circle logo, a recycled sail cloth cooler bag with embroidered MarkSetBot logo, and Investors' Circle VIP access to our annual meeting, happy hours, and other social events hosted by MarkSetBot throughout the year.

Tier 5 perk ($25,000+)

Receive 8% bonus shares, branded stickers, an insulated vest embroidered with a MarkSetBot Investor Circle logo, a Super Yacht Experience - a ride on a TransPac 52 or Great Lakes 70 sailboat during a race (transportation and housing to be provided by investor), Investors' Circle VIP access to our annual meeting, happy hours, and other social events hosted by MarkSetBot throughout the year.

Tier 6 perk ($50,000+)

Receive 12% bonus shares, branded stickers, an insulated vest embroidered with a MarkSetBot Investor Circle logo, VIP boat and Adrenaline Lounge access at your choice of a SailGP racing event anywhere in the world (transportation and housing to be provided by investor), and Investors' Circle VIP access to our annual meeting, happy hours, and other social events hosted by MarkSetBot throughout the year.

** Sailors for the Sea, a 501(c)3 nonprofit organization, is the world's only ocean conservation organization that engages, educates and activates the sailing and boating community toward restoring ocean health. MarkSetBot's founders have committed to a personal donation equivalent to 5% of the investment funds raised at this level. Maximum donation of $5,000 will be made at the conclusion of the fundraising.*

*** Perks will be delivered after the close of the offering. Bonus share perks do not stack. Investors only get the highest number of bonus shares for which they qualify, not a combination of time-based and amount-based.*

The 10% StartEngine Owners' Bonus

MarkSetBot will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Sail racing is a multi-billion dollar industry, and it's full of innovation and technology. High tech boat design. Cutting edge weather monitoring. Even the shoes sailors wear. But the entire race management experience relies on the unbelievably archaic, manual chore of setting marks and adjusting them by hand.

My brother and I have sailed our entire lives. We've been in the racing boats, we've been on the race committees, we've dragged marks around by hand. We knew there had to be a better way. So, we created and patented MarkSetBot, a self-propelled, GPS powered robotic mark, to simplify race management and improve the experience for everyone involved.

A sailing race needs constant adjustments. Different classes of boats need different size and shaped courses. And if the wind shifts, and it does, you need to pull up the anchor to move the marks. When it shifts again, you need to pull the anchor again. Imagine doing that in the Mediterranean where the water is more than 500 meters deep.

With MarkSetBot, all you need is a smartphone, and you get total control of the race from anywhere. I could manage a race in Monaco from right here in my shop in Detroit. Just tap where you want the Marks to go, and they move into position until you say otherwise. With MarkSetBot you get:

Fast course set up with simple map design.

Perfect placement with self-correction even in highwinds.

Quick repositioning via remote technology.

They're self-propelled so you don't need someone to move them.

And they don't need an anchor.

The core technology, the ability to deploy, operate, and monitor fleets of aquatic drones, has applications in many other verticals, which we're already exploring. Industries ranging from security and surveillance, entertainment, water quality testing, bridge scanning, weather monitoring, and more. The possibilities are really exciting.

We've seen that the demand for MarkSetBot is accelerating. Sailing clubs around the world have seen the way that these robotic marks are attempting to revolutionize the industry and are asking for more of them. We are only limited by our capacity to produce the Bots and get them in people's hands quickly.

We are hoping to scale our manufacturing and distribution network, so that we can get more bots out onto the water. And you can become part of this revolution in sail boat racing.

It's not just about making sailing easier.

MarkSetBot:

Reduces environmental emissions.

Eliminates the need for mark-setting boats.

Minimizes fuel consumption.

Requires less staff.

Keeps people socially distant.

And saves money.

Join us in the adventure to change the future of race management. Review our plans. See our Marks in action. And then become part of our team today! We believe MarkSetBot IS the future of race management.

There is a Botter Way.

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